

August 27, 2014

Via E-mail
Petros Pappas
Chief Executive Officer
Star Bulk Carriers Corp.
C/o Star Bulk (USA) LLC
Attention: Hamish Norton
21 E. 37th Street Garden Floor
New York, NY 10016

> **Re:** **Star Bulk Carriers Corp.**
> **Registration Statement on Form F-3**
> **Filed August 6, 2014**
> **File No. 333-197886**

Dear Mr. Pappas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients ("Oaktree") owns and is offering approximately 61% of your outstanding common shares and that Oaktree appears to have received a large portion of these shares in July 2014 as part of the Transactions discussed on page 9 of your registration statement. We also note from pages 10 and 11 of the registration statement that there appear to be limitations on Oaktree's participation in the management of the company. Given these facts please provide us with your analysis supporting your determination that Oaktree is not an

underwriter with respect to the sale of the shares within the meaning of Section 2(a)(11) of the Securities Act of 1933.

2. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. To the extent that any selling shareholders are affiliates of broker-dealers but are not broker dealers themselves, please revise to state that each of them (1) purchased their shares in the ordinary course of business and (2) at the time of the purchase of the shares to be resold, had no agreements or understanding, directly or indirectly, with any person to distribute the shares. If you are not able to make these statements in the prospectus about any selling shareholders that are affiliates of broker-dealers please revise to name those selling shareholders as underwriters in the prospectus. To the extent that any selling shareholders are broker-dealers please revise to name them as underwriters in the prospectus.

Description of Purchase Contracts, page 68

3. We note that you contemplate offering stock purchase contracts. Please revise to remove any language regarding the offering of stock purchase contracts consisting of securities or obligations of third parties. Alternatively, please provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent you offer stock purchase contracts consisting of securities or obligations of third parties, please have counsel, as applicable, revise its opinion to address the legality of each component of the stock purchase units.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

Cc: Robert Lustrin